UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SEQUENOM, INC.

(Name of Subject Company)

SEQUENOM, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

Dirk van den Boom, Ph.D.

President, Chief Executive Officer and Director

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

L. Kay Chandler, Esq.

Rama Padmanabhan, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Sequenom, Inc., a Delaware corporation (“Sequenom”), with the Securities and Exchange Commission on August 9, 2016, relating to the offer by Laboratory Corporation of America Holdings, a Delaware corporation (“Parent”) and Savoy Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of Sequenom common stock, including the associated preferred stock purchase rights issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company (such stock and associated rights, the “Shares”), for $2.40 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the second paragraph under the heading “Antitrust Compliance” on page 36 of the Schedule 14D-9 and replacing it with the following paragraphs:

“Sequenom and Parent each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on August 5, 2016 for review in connection with the Offer. The initial waiting period under the HSR Act expired, effective August 22, 2016 at 11:59 pm, New York City time. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, Sequenom or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While Sequenom believes that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

On August 23, 2016, Parent issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(C) to the amendment to the Schedule TO filed with the SEC on August 23, 2016 (the “Schedule TO/A”) and is incorporated herein by reference.”

Additionally, Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 36 of the Schedule 14D-9 and replacing it with the following paragraph:

“Between August 15, 2016 and August 22, 2016, four putative class-action lawsuits were filed on behalf of purported Sequenom stockholders (captioned Malkoff v. Sequenom, Inc., et al., No. 16-cv-02054-JAH-BLM, Gupta v. Sequenom, Inc., et al., No. 16-cv-02084-JAH-KSC, Fruchter v. Sequenom, Inc., et al., No. 16-cv-02101-WQH-KSC, and Asiatrade Development Ltd. v. Sequenom, et al., No. 16-cv-02113-AJB-JMA) in the United States District Court for the Southern District of California against (a) Sequenom and (b) the members of our Board of Directors (the “Individual Defendants”). The complaints allege the defendants violated Sections 14(e) and 14(d)(4) of the Securities Exchange Act of 1934 by failing to disclose material information in the 14D-9 regarding the Individual Defendants’ potential conflicts of interest, the events leading up to the signing of the Merger Agreement, certain financial data and projections regarding the Company, and certain inputs underlying J.P. Morgan’s financial analysis. The complaints also allege the Individual Defendants violated Section 20(a) of the Securities Exchange Act of 1934 as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. In addition, the complaints in the Malkoff action and the Asiatrade action allege the Individual Defendants breached their fiduciary duties by, among other things, agreeing to the Merger Agreement for insufficient consideration, agreeing to certain provisions in the Merger Agreement that allegedly favor Parent and Purchaser and deter alternative bids, and failing to disclose purportedly material information in the Schedule 14D-9. The actions seek among other things, an injunction against the consummation of the proposed Transactions, an award of damages caused by the Individual Defendants, and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. Between August 18, 2016 and August 19, 2016, the plaintiffs in the Gupta action and the Malkoff action filed motions to enjoin the proposed Transactions (the “Motions for Preliminary Injunction”). On August 19, 2016, the court issued an order setting a briefing schedule for defendants’ response to the Motions for Preliminary Injunction and scheduling a hearing on the Motions for Preliminary Injunction for September 1, 2016.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit Number	Description

(a)(3)(i)	Press Release issued by Parent, dated August 23, 2016 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO/A filed with the SEC on August 23, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUENOM, INC.

By:	/s/ Jeffrey D. Linton
Name:	Jeffrey D. Linton
Title:	Senior Vice President, General Counsel and Secretary

Dated: August 23, 2016